File No.:

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-57/A

                         AMENDMENT NO. 1 TO NOTIFICATION
                                       OF
                         FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


                      SHANGHAI WEI-GANG ENERGY COMPANY LTD.
                        (Name of foreign utility company)

                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
   (Name of filing company, if filed on behalf of a foreign utility company)

The Commission is requested to mail copies of all communications relating to this Notification to:

Robert J. Dougherty                           James T. Foran
President and Chief Operating Officer         Associate General Counsel
PSEG Energy Holdings LLC                      Public Service Enterprise Group
80 Park Plaza, T4B                              Incorporated
Newark, NJ 07101                              80 Park Plaza, P.O. Box 1171
                                              Newark, NJ 07101-1171

NOTIFICATION

Reference is hereby made to the original notification in this docket, filed with the Commission on May 30, 2000, in which Public Service Enterprise Group Incorporated ("PSEG"), a New Jersey corporation and a holding company exempt from the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), claimed foreign utility company status for Shanghai Wei-Gang Energy Company Ltd. ("Wei-Gang"), a Sino-Foreign Cooperative Joint Venture under the laws of the People's Republic of China.

The original notification indicated inter alia that Wei-Gang was a "subsidiary company" of PSEG, within the meaning of PUHCA. On December 31, the PSEG subsidiary that directly held the investment in Wei-Gang has sold its entire equity ownership interest therein to a nonaffiliate.

SIGNATURE

The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized as of the date indicated below.

                                    PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

                                    By: /s/ James T. Foran
                                        ----------------------------------------
                                        James T. Foran
                                        Associate General Counsel

Dated: March 14, 2005